Form 51-102F3
Material Change Report

Item 1: Name and Address of Reporting Issuer

Spur Ventures Inc.
Suite 2684 Four Bentall Centre
1055 Dunsmuir Street Box 49298
Vancouver BC
V7X 1L3

Item 2: Date of Material Change

The date of the material change is June 3, 2004

Item 3: Press Release

The date of the press release issued pursuant to section 85(1) of the Act with respect to the material change disclosed in this report is June 3, 2004. The press release was issued in Vancouver, British Columbia through the facilities of Canada Newswire and through Canada Stockwatch.

Item 4: Summary of Material Change

Spur Ventures Announces $11.5 Million Bought Deal Financing

Item 5: Full Description of Material Change

Vancouver, Canada – SPUR VENTURES INC. announced today that it has entered into an agreement with an underwriting syndicate led by Raymond James Ltd. and Dundee Securities Corporation who have agreed to buy on a private placement basis $11.5 million in units, with an option for an additional $3.5 million in units exercisable up until 48 hours prior to the closing. Each unit will have a price of $1.50 each, and will consist of one share and one-half of one warrant to purchase an additional share for two years at $1.50. The closing is anticipated on or about June 22, 2004.

The proceeds will be used to fund development at the Company's projects in China and for general working capital.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis in reliance on section 85 (2) of the Act.

Item 7: Omitted Information

No information has been omitted.

Item 8: Executive Officer

The following senior officer of the Company is knowledgeable about the material change disclosed in this report.

Jeffrey Giesbrecht, Secretary Telephone: (604) 697-6201.

June 3, 2004.